**Mail Stop 4561**

April 29, 2008

Gerald J. Reihsen, III
Executive Vice President and Assistant Secretary
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

> **Re:    Behringer Harvard Multifamily REIT I, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed April 16, 2008**
> **File No. 333-148414**

Dear Mr. Reihsen:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Limitations to Avoid Registration as an Investment Company, page 132

1.    We note your revised disclosure relating to your intent to rely on Section 3(c)(5)(C) of the Investment Company Act.  The Division of Investment Management is currently reviewing your disclosure.  We may have further comments.

Financial Statements and Notes

General

2.      We have read your response to comment eight and will review your future amended S-11
        for inclusion of updated prior performance information.

Note 3 – Summary Of Significant Accounting Policies

Valuation of Acquired Real Estate and Related Intangibles, page F-10

3.      We have read your response to comment 11.   Please also make conforming changes to
        your discussion within MD&A on page 166 and the notes for Behringer Harvard Johns
        Creek Venture, LLC on page F-51.

Organization and Offering Costs, page F-13

4.      We have read your response to comment 10 and note that the last paragraph of this
        accounting policy note states that the *full* amount of your total obligation under the O&O
        Fee for the private offering and O&O Reimbursement for the public offering costs have
        been recognized in the financial statements based on SFAS 5. This statement appears to
        be inconsistent with the response and the revisions you have made to the note as outlined
        in the comments included below.  It appears that you have reflected an accrual for the
        amount of the reimbursement determined to be *probable* under SFAS 5 as of each
        balance sheet date based on the proceeds received from the private offering or the public
        offering as of that date. Please revise accordingly.

5.      Refer to the first paragraph under this heading describing the accrual for O&O costs for
        the private offering.  You have indicated that the *full* amount of the obligation under the
        O&O Fee for the private offering has been recorded as an offset to additional paid in
        capital.  You have also indicated that $1.1 million of offering costs have been incurred by
        your advisor and its affiliates as of December 31, 2006 for which you have no obligation.
        To clarify your accounting in this area please disclose the following:

        •   Disclose the total amount of private offering costs that have been incurred by the
            advisor and its affiliates as of each balance sheet date.
        •   Disclose the dollar amount of these private offering costs that you have recorded
            as a liability under SFAS 5 with an offsetting debit to equity as of each balance
            sheet date.
        •   Clarify how you have determined the amount to be accrued under SFAS 5 to
            reflect the liability to the advisor and its affiliates to repay these costs. Your
            response and disclosure suggests that the reimbursement liability for the private

offering was determined as 1.5% of the actual private offering proceeds received to date. Clarify if this is the case and if so that it reflects the probable reimbursement amount as of each balance sheet date.

6.      The second to last paragraph under this heading where you have described your accrual for the public offering costs incurred on your behalf should be revised to describe how the reimbursement accrual will be determined under SFAS 5 for the O&O Reimbursement, once the public offering has begun.   For example, the accrual under SFAS 5 is determined as 1.5% of the public offering proceeds to date which represents the probable reimbursement amount as of each balance sheet date.

Note 4 – Unconsolidated Real Estate Joint Ventures, page F-15

7.      We have read your response to comment 12.   It is not clear how earning interest prior to the contract execution date provides a rationale for you to retain a portion of accrued interest on your balance sheet for a loan that has been deconsolidated.   We also note that the accrued interest balance has increased from ~$42K as of September 30, 2007 to ~$70K as of December 31, 2007.   Please explain why this balance would have increased over this time period when the loan was deconsolidated in June 2007.

Pro-Forma Consolidated Financial Information

8.      We note you have provided a pro forma consolidated statement of operations for the year ended December 31, 2007 and the period from August 4, 2006 (Inception) to December 31, 2006.   Tell us how you considered Rule 11-02(c)(2) of Regulation S-X, which stipulates that a pro forma consolidated statement of operations should only be filed for the most recent fiscal year and for the interim period since the most recent fiscal year. Please clarify or revise accordingly.

*      *      *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.  Please contact Angela McHale at (202) 551-3402 with any other questions.  If you require further assistance you may contact me at (202) 551-3852.

Sincerely,


Mike McTiernan
Special Counsel


cc:    Neil Miller, Esq. *(via facsimile)*